Mary T. Hoeltzel Vice President and Chief Accounting Officer

May 23, 2017	Routing: TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone: 215-761-1170 Facsimile: 215-761-5613 mary.hoeltzel@cigna.com

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Cigna Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-08323

Ladies and Gentlemen:

I am writing on behalf of Cigna Corporation (the "Company") in response to the comments contained in the staff's letter dated April 27, 2017 (the "Comment Letter") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K").  For the convenience of the staff's review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Notes to Consolidated Financial Statements
Note (8) Liabilities for Unpaid Claims and Claim Expenses, page 76

1.
Please tell us whether the total incurred-but-not-reported (IBNR) liabilities for each accident year presented in your Global Health Care and Long-Term Disability claims development tables include expected development on reported claims as stipulated in ASC 944-40-50-4Da. If not, tell us how your presentation complies with GAAP.

RESPONSE:

The Company's reserving methodologies reflect the nature and characteristics of the underlying products.  For example, the settlement period (the time period between when a claim is reported to the time the claim is fully paid) for health care medical claims is relatively short, whereas the settlement period for long-term disability claims extends many years.  As a result, the reserving practices and composition of the unpaid claim liability varies, as described below.

In the Global Health Care medical business, due to the relatively short settlement period, the vast majority of the total unpaid claims liability is IBNR.  The IBNR related to Cigna's Global Health Care medical costs payable does include expected development on reported claims.  We will enhance the disclosures in our future filings to specifically state that the Company's IBNR liabilities include expected development on reported claims.

In our long-term disability business, the Company provides for the expected development on reported claims as part of our claims reserves (often referred to as "disabled life reserves").  In contrast to the health care business, the claim settlement period for Cigna's long-term disability business extends many years.  As a result, the Company's process to develop and select assumptions embeds the expected development on reported claims in the disabled life reserves.  Therefore, the IBNR liability is an estimate of only amounts needed to provide for the ultimate cost of settling claims relating to insured events that have occurred but have not yet been reported to the Company ("pure" IBNR).  While the guidance in Codification Section 944 does not contain specific classification requirements, we believe our methodology complies with such guidance.   We propose to expand the Company's accounting policy disclosures to provide greater clarity regarding our reserving methodology and the classification of expected development on reported claims, as modified in Note 8 below.

We will also modify the existing disclosures contained in the 10-K as proposed below to increase transparency:

The table below depicts the incurred and paid claims development as of December 31, 2016 (net of reinsurance), claims frequency metrics and incurred but not reported liabilities for the Company's long-term disability book of business.  Expected development on reported claims is included in the Company's case or claim reserves for reported claims and is thereby reflected in incurred claims.

NOTE 8 Liabilities for Unpaid Claims and Claim Expenses

As discussed in Note 2, the Company is newly required by ASU 2015-09 to present additional information about its claim estimates related to short-duration insurance contracts. The following information relates to the Company's unpaid claims and claim expense liabilities.
Accounting policy.   Liabilities for unpaid claims and claim expenses are established by book of business within the Company's Group Disability and Life, Global Supplemental Benefits and Other Operations segments. The Group Disability and Life segment's liability for unpaid claims and claim expenses consists of the following primary products: long-term and short-term disability, life insurance, and accident coverages. Unpaid claims and claim expenses consist of (1) case or claims reserves for reported claims that are unpaid as of the balance sheet date; (2) incurred but not reported reserves for claims when the insured event has occurred but has not been reported to the Company; and (3) loss adjustment expense reserves for the expected costs of settling these claims. The Company consistently estimates incurred but not yet reported losses using actuarial principles and assumptions based on historical and projected claim incidence patterns, claim size and the expected payment period. The Company recognizes the actuarial best estimate of the ultimate liability within a level of confidence, consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions. When estimates of these liabilities change, the Company immediately records the adjustment in benefits and expenses.
The majority of the Company's liability for disability claims consists of the present value of estimated future benefit payments, including expected development, for each reported claim that is currently receiving benefit payments, or pending a decision on eligibility for benefits, over the expected disability period. The Company projects the expected disability period by using historical resolution rates combined with an analysis of current trends and operational factors to develop current estimates of resolution rates. Using the Company's experience, expected claim resolution rates may vary based upon the anticipated disability period, the covered benefit period, the cause of disability, the benefit design and the claimant's age, gender and income level. The gross monthly benefit is reduced (offset) by disability income received under other benefit programs, most commonly Social Security Disability Income, workers' compensation, statutory disability or other group benefit plans. For certain offsets not yet finalized, the Company estimates the probability and amount of future offset awards and lapses based on the Company's experience. The Company also establishes a liability for the expected present value of future benefit payments for known claims that have recently been resolved but may reopen in the future, based on Company experience.  Prior to a claim becoming known, the Company establishes a liability for incurred but not reported claims, using standard actuarial techniques and calculations based on completion factors and loss ratio assumptions using the Company's experience combined with an analysis of current trends and operational factors. Completion factors are impacted by several key items including changes in claim inventory levels, claim payment patterns, changes in business volume and other factors. Loss ratio assumptions are developed using historical Company experience, adjusted prospectively for expected changes in the underlying business including rate actions, persistency and inforce growth.

2.
Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims. In addition, tell us how claims that do not result in a liability are considered when calculating cumulative claim frequency information. Refer to ASC 944-40-50-4F.

RESPONSE:

As discussed in the response and proposed enhanced disclosures to question #1 above, for the Company's Global Health Care Medical Costs Payable, we will clarify that expected development on reported claims and claims in process are included in the measurement and methodology described relating to the Company's incurred but not reported liabilities.  Please refer to the proposed expanded disclosures in the Company's accounting policy footnote noted below.

NOTE 7 Global Health Care Medical Costs Payable

The Company uses actuarial principles and assumptions that are consistently applied each reporting period and recognizes the actuarial best estimate of the ultimate liability along with a margin for adverse deviation. This approach is consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions.
This liability predominately consists of incurred but not reported amounts and reported claims in process including expected development on reported claims.  The liability is primarily calculated using "completion factors" developed by comparing the claim incurral date to the date claims were paid. Completion factors are impacted by several key items including changes in: 1) electronic (auto-adjudication) versus manual claim processing, 2) provider claims submission rates, 3) membership and 4) the mix of products. The Company uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. The Company estimates the liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claims data. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period.
For more recent months, the Company relies more heavily on medical cost trend analysis that reflects expected claim payment patterns and other relevant operational considerations. Medical cost trend is primarily impacted by medical service utilization and unit costs that are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior.
For each reporting period, the Company compares key assumptions used to establish the medical costs payable to actual experience. When actual experience differs from these assumptions, medical costs payable are adjusted through current period shareholders' net income. Additionally, the Company evaluates expected future developments and emerging trends that may impact key assumptions. The process used to determine this liability requires the Company to make critical accounting estimates that involve considerable judgment, reflecting the variability inherent in forecasting future claim payments. These estimates are highly sensitive to changes in the Company's key assumptions, specifically completion factors and medical cost trends.

Regarding the Health Care claims frequency metric, claims that do not result in a liability are excluded from the disclosure.  We intend to modify the language as follows.

There is no single or common claim frequency metric used in the health care industry. The Company believes a relevant metric for the Global Health Care segment is the number of customers for whom an insured medical claim was paid. This metric will generally be consistent and comparable over time. Customers for whom no insured medical claim was paid are excluded from the calculation. Claims that did not result in a liability are not included in the frequency metric.

For the Company's Group Disability business, as noted in response to question #1 above, we propose to expand the existing disclosures to more thoroughly describe the Company's incurred but not reported liabilities related to the long-term disability business.  Please refer to the proposed expanded disclosures in the Company's accounting policy footnote above.

Regarding the claims frequency metric, claims which do not result in a liability are excluded from the disclosure.  We intend to modify the language as follows.

The claims frequency metric used for the Company's long-term disability line of business represents the number of unique claim events for which benefits have been approved and payments made. Claim events are identified using a unique claimant identifier and incurral date. Thus, if an individual has multiple claims for different disabling events (and therefore different incurral dates), each will be determined to be a unique claim event. However, if an individual receives multiple benefits under more than one policy (for example for supplemental disability benefits such as pension contribution benefits or survivor benefits), the Company treats this as a single claim occurrence because they related to the same claim event. Claims frequency metrics for the most recent year are expected to be low, reflecting the long-term disability product features including waiting and elimination periods that result in delayed eligibility for contract benefits. Claims that did not result in a liability are not included in the frequency metric.

If you would like to discuss this matter further, please do not hesitate to contact me at 215-761-1170 or by email to mary.hoeltzel@cigna.com.

Very truly yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel
cc:	Sharon Blume, Accounting Branch Chief Bonnie Baynes, Staff Accountant